Exhibit 99.1

Master Q&A

Who is Arbor Pharmaceuticals?

Arbor Pharmaceuticals is a privately owned specialty pharmaceutical company based in Atlanta, Georgia with over 600 employees. Arbor markets prescription products for the cardiovascular, hospital, neuroscience, and pediatric markets. It also has several branded prescription products filed with the FDA and in late stage development. In addition, the company has multiple generic prescription products on the market, filed with the FDA, and in various stages of development.

What neuroscience products are they marketing?

Right now, they have 2 pediatric neuroscience products. ZENZEDI (dextroamphetamine sulfate) for narcolepsy and attention deficit disorder with hyperactivity and EVEKEO (amphetamine sulphate) for attention deficit hyperactivity disorder (ADHA).

How will XenoPort stockholders benefit from this transaction?

•	This transaction provides XenoPort stockholders immediate and substantial cash value.

•	We also believe this transaction will benefit patients as Arbor is well positioned to provide the proper resources to a more expanded commercialization effort.

What was the process of evaluating the transaction?

•	The Board of Directors of XenoPort unanimously determined that this transaction provides the best outcome for our stockholders by delivering an immediate and substantial cash value.

•	The process, valuation considerations and other relevant information related to the Board’s decision will be described in the Schedule 14D-9 to be filed with the SEC in connection with the tender offer.

Was there a competitive process? Were there non-acquisition offers? Why was a sale the preferred route?

•	The Board of Directors of XenoPort has unanimously concluded that this is the best strategy for the company.

•	The process, valuation considerations and other relevant information related to the Board’s decision will be described in the Schedule 14D-9 to be filed with the SEC in connection with the tender offer.

Is this the right time to sell XenoPort?

•	The Board of Directors of XenoPort has unanimously concluded that this strategy offers the best outcome for the company. The process, valuation considerations and other relevant information related to the Board’s decision will be described in the Schedule 14D-9 to be filed with the SEC in connection with the tender offer.

•	We believe that Arbor is uniquely positioned to realize the value of XenoPort and has the scale and expertise to support the continued growth of HORIZANT in what we believe is a large market opportunity.

Can you please walk us through the tender process?

•	The Board of Directors of XenoPort unanimously determined that this transaction provides the best outcome for our stockholders.

•	The XenoPort Board unanimously approved the transaction.

•	The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the SEC.

•	In addition, a Solicitation/Recommendation Statement will be filed by XenoPort and mailed to stockholders together with other tender offer documents.

•	Stockholders will then have the option to tender their shares when the tender period begins.

•	Subject to the tender of a majority of XenoPort’s outstanding shares in the tender offer, Arbor intends to acquire any shares of XenoPort not tendered into the tender offer through a merger for the same per-share consideration as will be payable in the tender offer and which will be effected as soon as possible after the closing of the tender offer.

•	The transaction is subject to other customary closing conditions, including antitrust approval in the U.S.

What happens if another company presents a superior offer for XenoPort? Are there breakup fees?

•	There are certain customary termination rights and breakup fees for both parties that are laid out in the agreement and will be disclosed in full at the time of the filing of the Schedule 14D-9 with the SEC.

Do you need a stockholder vote?

•	No. The transaction is structured as two-step merger under Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which does not require a stockholder vote.

Do stockholders have any appraisal rights with respect to the transaction?

•	Yes, stockholders who properly exercise their appraisal rights under Section 262 of the DGCL will be entitled to receive payment of the appraised value of their shares in accordance with the provisions of Section 262 of the DGCL.

What are your plans for consolidating the two companies? Will there be immediate management changes? What happens to the HORIZANT commercial team?

•	Arbor and XenoPort management teams will work together to ensure a smooth transition for stakeholders of both companies. Both management teams are committed to expediting further access to HORIZANT for patients.

Will there be any contingent value rights under the Agreement?

•	The cash tender offer price is for the shares of XenoPort as a whole, which includes all of its assets and all potential future revenue, benefits and value.

•	The process, valuation considerations and other relevant information related to the Board’s decision will be described in the Schedule 14D-9 to be filed with the SEC in connection with the tender offer.

What happens to the debt?

•	The debt is subject to the terms of the indenture. The transaction will constitute a “Fundamental Change” and “Make Whole Fundamental Change” under the terms of the publicly filed indenture, which will trigger certain repurchase rights and conversion adjustment rights that are detailed in the indenture.

How does HORIZANT benefit?

•	Arbor has a U.S.-based Field Sales Team of approximately 500 people, and has a strong focus on primary care physicians, pediatrics and hospitals. We’ve said all along that we believe that the opportunity for HORIZANT is much larger than what we could support with our 135 NeuroHealth Specialists. Our estimate is that there are over 6.5 million RLS scripts written annually, with more than two thirds of the scripts coming from the primary care sector. Combining our NeuroHealth Specialist team with the existing Arbor infrastructure broadens substantially the potential sales effort that can be put forth on HORIZANT.

Employee Questions:

What happens to my job? Will there be layoffs?

•	Right now, it is business as usual, and there is no change to your day to day roles and responsibilities. We will keep you up to date on any developments as we work towards the closing of the transaction and beyond.

When will I know if my job is affected?

•	Each of you has been a valuable contributor to the successful commercialization of HORIZANT. It’s very important to remain focused on the continued success of XenoPort. We do not have any further information today, but will share details with you at the appropriate time. In the meantime, business continues as usual.

What processes will change in my day to day?

•	For now and until the transaction closes, we expect very little to change for most employees in their day to day roles and responsibilities. We will keep you updated on developments as we work towards the closing of the transaction.

Does this affect the programs I have scheduled in the future (Sales employees)?

•	No, you can continue to schedule programs and call on physicians/offices as usual.

What happens to our current benefits (FTO, medical, dental, vision and insurance coverage, and the 401(k) plan?)

•	Employee health benefits and the 401(K) plan will remain unchanged for now. Once the transaction is complete, we will be communicating any potential changes to benefits prior to any changes being implemented.

What happens to my XenoPort equity (stock options and RSUs)?

•	Upon the closing of the transaction, XenoPort stock options will be accelerated and the option holders will be entitled to receive $7.03 minus the exercise price per share for each share underlying the option. Options with an exercise price per share that is greater than $7.03 will be cancelled.

•	Upon the closing of the transaction, each RSU will be accelerated and each RSU holder will be entitled to receive $7.03 per share in cash.

What happens to shares purchased through the ESPP?

•	ESPP shares that have already been purchased will be bought at the same price as the tender offer ($7.03 per share).

•	The Purchase Period for the ESPP that started on May 16, 2016 will be cancelled. There have not been salary contributions for this Purchase Period yet. Any funds remaining in the ESPP that were not used for the May 13, 2016 purchase will be refunded via payroll.

What happens if my job is affected in the future?

•	The XenoPort Amended and Restated 2012 Severance Plan (the “Severance Plan”) remains in full force and effect.

What happens if my job is not affected?

•	Upon the close of the transaction, Arbor Pharmaceuticals will determine the structure of the merged organization including any retention and/or creation of new opportunities for XenoPort employees.

What happens if I decide not to remain employed by the new merged organization and decide to pursue other opportunities?

•	If you choose to leave your job, you would be exercising your at-will employment status by voluntarily resigning and would not be eligible for benefits under the Severance Plan.

What happens if I leave XenoPort for another opportunity before the close of the transaction?

•	You would be exercising your at-will employment status by voluntarily resigning and would not be eligible for benefits under the Severance Plan.

Does this affect our HQ move to Redwood City?

•	No. We have signed a lease for Redwood City and will continue to work from this new corporate headquarters location.

Additional Information and Where to Find It

The tender offer for the outstanding shares of XenoPort, Inc. (“XenoPort”) referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of XenoPort, nor is it a substitute for the tender offer materials that Arbor Pharmaceuticals, LLC (“Arbor”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Arbor and Acquisition Sub will file tender offer materials on Schedule TO, and XenoPort will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of XenoPort are urged to read these documents when they become available because they will contain important information that holders of XenoPort shares should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of XenoPort at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Arbor media relations at brian.adams@arborpharma.com or XenoPort investor relations at ir@XenoPort.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XenoPort files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Arbor or XenoPort at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Arbor’s and XenoPort’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains “forward-looking” statements, including, without limitation, all statements about the proposed acquisition of XenoPort by Arbor, the commencement of a tender offer for shares of XenoPort common stock, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects and other matters that are not historical facts. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believe,” “could,” “intend,” “may,” “plans,” “potential,” “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon XenoPort’s current expectations. Forward-looking statements involve risks and uncertainties. XenoPort’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement between the parties, the possibility of any termination of the merger agreement between the parties, and the parties’ ability to obtain regulatory approval in a timely manner. These and other risk factors are discussed under the heading “Risk Factors” in XenoPort’s Securities and Exchange Commission filings and reports, including in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 5, 2016. XenoPort expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.